December 13, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Charter Financial Corporation
Schedule TO-I/Schedule 13E-3
Filed on November 21, 2006 (File No. 5-62105)

Dear Mr. Panos:

This letter is submitted on behalf of Charter Financial Corporation (the “Company”) in response to the letter dated December 4, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the Schedule TO-I/Schedule 13E-3 filed by the Company on November 21, 2006. A formal amendment (“Amendment No. 1”) reflecting the changes made in response to your comments has been filed via EDGAR.

As a preliminary matter, please be advised that on December 13, 2006 the Company issued a press release announcing the extension of the expiration of the Offer until 5:00 p.m., New York City time, on Wednesday, January 3, 2007. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, December 20, 2006. As part of Amendment No. 1, all references in the Schedule TO-I/Schedule 13E-3, the Offer to Purchase, the Letter of Transmittal and the other documents related to the Offer to “5:00 p.m., New York City time, on Wednesday, December 20, 2006” as the “expiration date,” or time of expiration of the Offer, are have been amended to refer to “5:00 p.m., New York City time, on Wednesday, January 3, 2007.”

Your specific comments are set forth verbatim below, followed by the Company’s response.

Mr. Nicholas P. Panos

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

December 13, 2006	Page 2

General

1.	Revise to the legend on the outside cover page of the principal disclosure document to make clear that any representation to the contrary of what has already been stated is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend only generically references illegality through use of the term “unlawful.”

The legend on the outside cover page of the Offer to Purchase has been revised to make clear that any representation to the contrary of what has already been stated is “a criminal offense” as opposed to “unlawful.”

2.

To the extent alternatives to the proposed tender offer were considered, the disclosure must briefly identify such alternatives and summarize the reasons for their rejection. Please revise, and avoid the use on conclusory statements when drafting the amended disclosure. See Item 1013(b) of Regulation M-A and Instruction 1 thereto.

Disclosure has been added to the section of the Offer to Purchase captioned “Section 2 – Fairness of the Offer” to identify the alternatives to the tender offer that were considered by the Company’s Board of Directors and summarize the reasons for their rejection. See page 14.

3.

In response to Item 1013(d) of Regulation M-A, all of the benefits and detriments of the transaction to the issuer, affiliated security holders and unaffiliated security holders of the issuer who will have a continuing interest in Charter must be disclosed. Discuss, if true, the fact that the issuer and affiliates of the issuer will be the beneficiaries of the projected net savings for terminating registration under the Exchange Act. In addition, disclose whether the affiliates will be beneficiaries of any operating loss carryforwards that the issuer may enlist to shelter future income. Quantify your response to the extent possible given the prior history of operating losses. See instruction 2 to Item 1013 of Regulation M-A.

Disclosure has been added to the section of the Offer to Purchase captioned “Section 5 – Effects of the Offer” to discuss the fact that the Company and all security holders, including the Company’s officers and directors, who do not tender their shares will be the beneficiaries of the projected net savings for terminating registration under the Exchange Act. See page 22.

On a supplemental basis, the Company notes that it has no operating loss carryforwards that it may enlist to shelter future income.

Mr. Nicholas P. Panos

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

December 13, 2006	Page 3

Effects of the Offer

4.

Please note that officers and directors of the issuer are viewed as affiliates of the issuer. See the guidance contained in Section II.D.3 of the Current Issues and Rulemaking Outline publicly available on our website, www.sec.gov. Advise us, with a view towards revised disclosure, how the disclosure complies with Item 1013(d) of Regulation M-A.

Disclosure has been added to the section of the Offer to Purchase captioned “Section 5 – Effects of the Offer” to more fully describe the effects of the offer on the Company, its affiliates and non-affiliated security holders. This additional disclosure is contained in the four new subsections entitled “Effect on Affiliated and Non-Affiliated Stockholder Proportionate Interests,” “Potential Benefits Forgone by Tendering Stockholders,” “Effect on Charter Financial’s Business” and “Federal Income Tax Consequences.” See page 22.

Summary Historical and Pro Forma Condensed Consolidated Financial Data

5.

It appears that financial information has been incorporated by reference to satisfy Charter’s Item 13 of Schedule 13E-3 disclosure requirement. The disclosure provided under this caption on page 42, however, is incomplete for purposes of satisfying Instruction 1 to Item 13 of Schedule 13E-3. Revise to include the complete summarized financial information required by Item 1010(a) and (b) is incorporated by reference, all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3 or the document disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Because all of this information does not appear to have been included, a supplement may need to be sent that includes this information plus other disclosures required by this comment letter.

The table in the subsection entitled “Summary Historical and Pro Forma Condensed Consolidated Financial Data” in the section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” has been revised to include line items for income from continuing operations, earnings per share from continuing operations (basic), earnings per share from continuing operations (fully diluted) and book value per share. The Company notes that since it has no discontinued operations, the line items for income from continuing operations, earnings per share from continuing operations (basic) and earnings per share from continuing operations (fully diluted) present the same information as that contained in the line items of net income, basic earnings per share and fully diluted earnings per share, which were previously included in the Offer to Purchase. See pages 43-44.

The Company notes that certain of the information technically required by Item 1010(c) of Regulation M-A has not been included in the Offer to Purchase. Such information includes ratio of earnings to fixed charges (Regulation M-A Item 1010(c)(6)) and certain of the summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X (Regulation M-A Item 1010(c)(1)).

With respect to ratio of earnings to fixed charges, this information has not been included because the Company has no registered debt securities. The Company notes that Regulation S-K Item 503(d) requires that a ratio to earnings to fixed charges be shown “if [the Company] register[s] debt securities.”

Mr. Nicholas P. Panos

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

December 13, 2006	Page 4

With respect to the summarized financial information specified in Rule 1-02(bb) of Regulation S-X, the Company notes that, as a bank holding company, it does not normally present a classified balance sheet. Rather, the Company presents balance sheet information in accordance with Rule 9-03 of Regulation S-X. Rule 1-02(bb) specifically states that “for specialized industries in which classified balance sheets are not normally presented, information shall be provided as to the nature and amount of the major components of assets and liabilities.” The Company further notes that the Summary Historical and Pro Forma Condensed Consolidated Financial Data contained in the Offer to Purchase presents the major components of its assets and liabilities as provided for in Rule 9-03 of Regulation S-X. For the Company, such major components include loans receivable, investment and mortgage securities and Freddie Mac common stock, which represent approximately 87% of total assets, and total deposits, total borrowings, deferred income taxes and total equity, which represent approximately 99% of the credit side of the balance sheet.

Finally, the Company notes that it has filed Amendment No. 1, including the revised Offer to Purchase and Letter of Transmittal, with the Securities and Exchange Commission via EDGAR. As such, and because of the limited amount of financial information required by Item 1010(c) of Regulation M-A that was not included in the Offer to Purchase sent to security holders, including the fact that the Company has no discontinued operations and, as a result, the information regarding continuing operations had previously been disclosed under differently captioned line items, the Company does not believe that a supplement is required to be sent to security holders that includes this financial information plus other disclosures required by the Securities and Exchange Commission’s comment letter.

Section 2. Fairness of the Offer

6.

Revise to include a separate and explicit discussion addressing the substantive and procedural fairness of the transaction to unaffiliated security holders who will have a continuing interest in Charter. Please follow the guidance provided in Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981).

The section of the Offer to Purchase captioned “Section 2 – Fairness of the Offer” has been revised to include a separate and explicit discussion addressing the substantive and procedural fairness of the transaction to unaffiliated security holders who will have a continuing interest in the Company. See page 15.

Mr. Nicholas P. Panos

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

December 13, 2006	Page 5

7.

All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. The existing references to going concern and liquidation value need more detailed explanation of why such valuation methodologies were directed. While references have been made to a going concern value and liquidation value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item. In addition, current stock prices, historical stock prices and net book value need to be explicitly addressed. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

The section of the Offer to Purchase captioned “Section 2 – Fairness of the Offer” has been revised to provide a more detailed explanation of why the Company’s Board of Directors did not place much significance on going concern or liquidation valuation methodologies in its evaluation. See page 14.

In addition, this section has been revised to address the Company’s current stock prices, historical stock prices and net book value. See page 14.

Where You Can Find More Information, page 50

8.

Advise us of the authority upon which Charter relies to disclose that any future filings made by Charter will automatically be deemed to be incorporated by reference in the proxy statement. In addition, please confirm that Charter will amend the Schedule 13E-3 upon the filing of such documents to the extent necessary to comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 13E-3 permit forward incorporation by reference.

The subsection entitled “Where You Can Find More Information” in the section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” has been revised to eliminate the concept of forward incorporation by reference. This subsection has also been revised to incorporate by reference the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, which was filed with the Securities and Exchange Commission on December 7, 2006. See page 50.

The Company confirms that it will amend the Schedule 13E-3 upon the filing of future Securities and Exchange Commission filings to the extent necessary to comply with its disclosure obligations under applicable law.

Where You Can Find More Information, page 50

9.

Advise us of the purpose of the language, “The undersigned has read, understands and agrees to all the terms of the offer.” Alternatively, revise to delete the language as it implicitly operates as a waiver of liability.

The Letter of Transmittal has been revised to delete the language stating that the undersigned has read, understands and agrees to all the terms of the offer. See page 4 of the Letter of Transmittal.

Mr. Nicholas P. Panos

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

December 13, 2006	Page 6

10.	A box has been provided to enable security holders to have their shares accepted for payment at the clearing price. This potential selection box is accompanied by disclosure that indicates election of this choice could result in security holders receiving a price per share at the lowest end of the range of potential prices. Revise to affirmatively indicate that selection of this choice may also increase the probability that a lower clearing price will be reached because such selection accelerates the rate at which the clearing price is selected.

The Letter of Transmittal has been revised to indicate that the selection of the box provided to enable security holders to have their shares accepted for payment at the clearing price may also increase the probability that a lower clearing price will be reached because such selection accelerates the rate at which the clearing price is selected. See page 6 of the Letter of Transmittal.

*        *        *

We believe that these responses and revisions to the Schedule TO/Schedule 13E-3 are fully responsive to your comments. We look forward to your prompt review of this submission.

Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5647 or Michael Seaman at (202) 626-5634.

Very truly yours,

THACHER PROFFITT & WOOD LLP

By:	/s/ Matthew Dyckman
Matthew Dyckman

Charter Financial Corporation

1233 O.G. Skinner Drive

West Point, Georgia 31833

December 13, 2006

VIA EDGAR

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Charter Financial Corporation Schedule TO-I/Schedule 13E-3 Filed on November 21, 2006 (File No. 5-62105)

Dear Mr. Panos:

As requested in your letter dated December 4, 2006 with respect to the above-referenced filing, Charter Financial Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•

staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the Untied States.

Very truly yours,

CHARTER FINANCIAL CORPORATION

By: /s/ Curtis R. Kollar

Curtis R. Kollar

Chief Financial Officer